UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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[Free Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON FEBRUARY 02, 2011

DATE, TIME, AND PLACE:

February 02, 2011, at 12:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez – Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors.  Messrs. José Manuel Tejón Borrajo and José Antonio Alvarez Alvarez, Directors were absent due to justified reasons.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

To elect Mr. Marcial Angel Portela Alvarez as Chief Executive Officer, in substitution of the current Chief Executive Officer, Mr. Fabio Colletti Barbosa.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, the Company´s Board of Directors, unanimously and with abstention of the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, resolved to:

Elect, pursuant to the article 17, item III, of the Company’s Bylaws and the Appointment and Remuneration Committee’s favorable recommendation with abstention of Mr. Marcial Angel Portela Alvarez, with term of office in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2011 Ordinary Shareholders Meeting, to the position of Chief Executive Officer, Mr. Marcial Angel Portela Alvarez (RNE # V196033-G – CPF/MF # 809.357.880-34), a Spanish citizen, married, executive, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Bloco A – Vila Olímpia - São Paulo – SP. The Officer elected herein represents

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[Free Translation]

he is not involved in any crime provided for in any law which may prevent him from doing business, particularly those mentioned in article 147 of the Brazilian Corporation Law, as well as meet the requirements set forth by Resolution # 3041, dated as of 11.28.2002, of the Brazilian National Monetary Council, and shall be invested in such office only after the approval of his election by the Brazilian Central Bank. The Board of Directors´ members stated at the minutes that (i) such election is carried out according to the Notice to the Market of December 22, 2010 and the resolutions taken in the Extraordinary Shareholders Meeting held on January 28, 2011, related to the conduction of Mr. Fabio Colletti Barbosa to the position of Chairman of the Company´s Board of Directors and his substitution in the position of Chief Executive Officer by Mr. Marcial Angel Portela Alvarez, who shall be invested in the position of Vice-Chairman of the Company´s Board of Directors; and (ii) Mr. Fabio Colletti Barbosa shall remain in the position of Chief Executive Officer of the Company until the investiture of Mr. Marcial Angel Portela Alvarez in the position of Chief Executive Officer upon the signature of the respective “Instrument of Investidure” in the Company’s Minutes of the Board of Executive Officers Meetings Book, date in which Mr. Fabio Colletti Barbosa shall be considered relieved of the position of Chief Executive Officer of the Company, for all purposes and effects.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, February 02, 2011. a) Mr. Marcial Angel Portela Alvarez – Chairman of the Company´s Board of Directors; Sr. Fabio Colletti Barbosa - Vice-Chairman of the Company´s Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors. Mr. Marco Antônio Martins de Araújo Filho – Secretary.

I certifiy that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

______________________________________

Marco Antonio Martins de Araújo Filho

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 02, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer